EXHIBIT 9

Principal Officers:
Keith M. Braaten, P. Eng.
President & CEO
Jodi L. Anhorn, P. Eng.
Executive Vice President & COO

Officers / Vice Presidents:
Terry L. Aarsby, P. Eng.
Caralyn P. Bennett, P. Eng.
Leonard L. Herchen, P. Eng.
Myron J. Hladyshevsky, P. Eng.
Todd J. Ikeda, P. Eng.
Bryan M. Joa, P. Eng.
Mark Jobin, P. Geol.
John E. Keith, P. Eng.
John H. Stilling, P. Eng.
Douglas R. Sutton, P. Eng.
James H. Willmon, P. Eng.

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

Canadian Natural Resources Limited
2500, 855 – 2nd Street SW
Calgary, Alberta  T2P 4J8

Re:           Consent of Independent Petroleum Consultants

To Whom It May Concern:

We consent to the use of our report with respect to the reserves data of Canadian Natural Resources Limited included and incorporated by reference in its

(i)	Annual Report on Form 40-F for the year ended December 31, 2013; and,

(ii)	Registration Statement on Form F-10 (File No. 333-191876), filed with the Securities and Exchange Commission.

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

“Originally Signed By”

Caralyn P. Bennett, P. Eng.
Vice-President

Calgary, Alberta
March 24, 2014

4100, 400  –  3rd Avenue S.W., Calgary, Alberta, Canada  T2P 4H2  ·  (403) 266-9500  ·  Fax (403) 262-1855  ·  GLJPC.com